PROSPECTUS SUPPLEMENT DATED NOVEMBER 25, 2024

to Prospectus dated October 22, 2024

Filed pursuant to Rule 424(b)(3)

Registration No. 333-267771

Resale Prospectus Supplement

SAG Holdings Limited

1,091,000 Ordinary Shares

This Prospectus Supplement, or supplement, updates our prospectus dated October 22, 2024 to provide a Plan of Distribution. This supplement should be read in conjunction with the prospectus and the prospectus is to be delivered with this supplement. All other sections of the prospectus remain as is. All defined terms used herein have the meaning as set forth in the prospectus.

The prospectus relates to the resale of 1,091,000 Ordinary Shares held by the Resale Shareholders named in the prospectus. We will not receive any of the proceeds from the sale of Ordinary Shares by the Resale Shareholders named in the prospectus. The 1,091,000 Ordinary Shares are offered by the Resale Shareholders for resale after the 875,000 Ordinary Shares are sold pursuant to the public offering prospectus in connection with our underwritten initial public offering (the “IPO”).

The Ordinary Shares being offered us pursuant to the public offering prospectus were listed at US$8.00, which is the public offering price of the Ordinary Shares. Thereafter, any sales take place at prevailing market prices. The distribution of securities offered hereby may be affected in one or more transactions that may take place in ordinary brokers’ transactions, privately negotiated transactions or through sales to one or more dealers for resale of such securities as principals. Usual and customary or specifically negotiated brokerage fees or commissions may be paid by the Resale Shareholders. No sales of the shares covered by the prospectus, as supplemented hereby, shall occur until the Ordinary Shares sold in our initial public offering begin trading on the Nasdaq Capital Market.

On September 30, 2024, a registration statement under the Securities Act with respect to our initial public offering of Ordinary Shares was declared effective by the Securities and Exchange Commission. We received US$7.0 million in gross proceeds from the IPO before payment of underwriting discounts and commissions and estimated expenses of the IPO.

Concurrent with our IPO, our Ordinary Shares were listed on the Nasdaq Capital Market under the symbol “SAG.”

We are an “Emerging Growth Company” and a “Foreign Private Issuer” under applicable U.S. federal securities laws and, as such, are eligible for reduced public company reporting requirements. Please see Implications of Being an Emerging Growth Company and Implications of Being a Foreign Private Issuer beginning on page 11 of the prospectus for more information.

We are a holding company that is incorporated in the Cayman Islands. As a holding company with no direct operations, we conduct all of our operations through our subsidiaries in Singapore and Malaysia. The Ordinary Shares offered in this offering are shares of the holding company that is incorporated in the Cayman Islands. Investors of our Ordinary Shares should be aware that they may never directly hold equity interests in our subsidiaries.

An investment in our Ordinary Shares involves significant risks. You should carefully consider the risk factors beginning on page 13 of the prospectus before you make your decision to invest in our Ordinary Shares.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of the prospectus. Any representation to the contrary is a criminal offense.

The date of this Supplement No. 1 to Prospectus is November 25, 2024

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TABLE OF CONTENTS

Page
ABOUT THIS SUPPLEMENT TO PROSPECTUS	2
PLAN OF DISTRIBUTION	3

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ABOUT THIS PROSPECTUS SUPPLEMENT

This supplement and the underlying prospectus are part of a registration statement filed with the Securities and Exchange Commission, or the SEC in connection with our initial public offering, or IPO. Neither we, the Resale Shareholders nor any of the underwriters of the IPO have authorized anyone to provide you with any information or to make any representations other than as contained in this supplement or the prospectus or in any related free writing prospectus. Neither we, the Resale Shareholders nor the underwriters take responsibility for, or provide any assurance about the reliability of, any information that others may give you. The prospectus, as supplemented hereby, is an offer to sell only the securities offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in the prospectus, as supplemented hereby, is accurate only as of the date of the prospectus, regardless of the time of delivery of the prospectus, this supplement, or any sale of the securities. Our business, financial condition, results of operations and prospects may have changed since that date.

For investors outside the United States: neither we nor the Resale Shareholders nor the underwriters of the IPO have done anything that would permit this offering or possession or distribution of the prospectus, as supplemented hereby, in any jurisdiction, other than the United States, where action for that purpose is required. Persons outside the United States who come into possession of the prospectus, as supplemented hereby, must inform themselves about, and observe any restrictions relating to, the offering of the Ordinary Shares and the distribution of the prospectus, as supplemented hereby, outside the United States.

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PLAN OF DISTRIBUTION

The Resale Prospectus Shareholders and any of their pledgees, assignees and successors-in-interest may, from time to time, sell any or all of their Ordinary Shares covered hereby on the Nasdaq Capital Market, market or trading facility on which the Ordinary Shares are traded or in private transactions. These sales may be at fixed or negotiated prices. Resale Prospectus Shareholders may use any one or more of the following methods when selling its Ordinary Shares:

●	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

●	block trades in which the broker-dealer will attempt to sell the securities as agent but may position and resell a portion of the block as principal to facilitate the transaction;

●	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

●	an exchange distribution in accordance with the rules of the applicable exchange;

●	privately negotiated transactions;

●	settlement of short sales;

●	in transactions through broker-dealers that agree with the Resale Prospectus Shareholders to sell a specified number of such securities at a stipulated price per security;

●	through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;

●	a combination of any such methods of sale; or

●	any other method permitted pursuant to applicable law.

The Resale Prospectus Shareholders may also sell their Ordinary Shares under Rule 144 or any other exemption from registration under the Securities Act of 1933, as supplemented (the “Securities Act”), if available, rather than under the prospectus.

Broker-dealers engaged by Resale Prospectus Shareholders may arrange for other broker-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the Resale Prospectus Shareholders (or, if any broker-dealer acts as agent for the purchaser of securities, from the purchaser) in amounts to be negotiated, but, except as set forth in a supplement to the prospectus, in the case of an agency transaction not in excess of a customary brokerage commission in compliance with FINRA Rule 2121; and in the case of a principal transaction a markup or markdown in compliance with FINRA Rule 2121.

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